UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 20 August 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 20 AUGUST 2020

Shareholders are advised that at the virtual Annual General Meeting of Gold Fields Limited held on Thursday, 20 August 2020, all the ordinary and special resolutions, as well as the advisory endorsements of the company's remuneration policy and remuneration implementation policy, as set out in the notice of the annual general meeting dispatched to shareholders on 30 March 2020 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: **883 333 518**
Total number of shares present/
represented including proxies at the meeting: **681 415 150**

being **77.14%** of the total votable shares

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Re-appointment of auditors	**680 757 461**	**678 761 475**	**1 995 986**	**657 689**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.07%	99.71%	0.29%	0.07%
2.1 Re-election of a director: TP Goodlace	**680 712 553**	**680 530 117**	**182 436**	**702 597**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	99.97%	0.03%	0.08%
2.2 Re-election of a director: NJ Holland	**680 714 699**	**680 229 862**	**484 837**	**700 451**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	99.93%	0.07%	0.08%

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
2.3 Re-election of a director: RP Menell	**680 713 118**	**644 197 901**	**36 515 217**	**702 032**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	94.64%	5.36%	0.08%
2.4 Re-election of a director: YGH Suleman	**680 710 606**	**677 947 169**	**2 763 437**	**704 544**
	%of total issued shares	% of shares voted	% of shares voted	%of total issued shares
	77.06%	99.59%	0.41%	0.08%
3.1. Re-election of Audit Committee member: YGH Suleman	**680 715 166**	**678 798 034**	**1 917 132**	**699 984**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	99.72%	0.28%	0.08%
3.2. Re-election of a member of the Audit Committee: A Andani	**678 956 755**	**678 956 755**	**1 761 367**	**697 028**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	99.74%	0.26%	0.08%
3.3 Re-election of a member of the Audit Committee: PJ Bacchus	**680 715 245**	**679 065 495**	**1 649 750**	**699 905**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	99.76%	0.24%	0.08%
3.4 Re-election of a member of the Audit Committee: RP Menell	**680 716 805**	**641 674 199**	**39 042 606**	**698 345**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	94.26%	5.74%	0.08%
4. Approval for the issue of authorised but unissued ordinary shares	**680 738 786**	**652 085 654**	**28 653 132**	**676 364**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	95.79%	4.21%	0.08%

Special resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Approval for the issuing of equity securities for cash	**680 726 038**	**652 119 249**	**28 606 789**	**689 112**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	95.79%	4.21%	0.08%
Advisory endorsement of the remuneration policy	**680 676 015**	**620 072 231**	**60 603 784**	**739 135**
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	77.06%	91.10%	8.90%	0.08%
Advisory endorsement of the remuneration implementation policy	**680 682 093**	**676 864 439**	**3 817 654**	**733 057**
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	77.06%	99.44%	0.56%	0.08%
2. Approval for the remuneration of non-executive directors	**680 697 288**	**679 807 440**	**889 848**	**717 862**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	99.87%	0.13%	0.08%
3. Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act	**680 411 829**	**680 071 637**	**340 192**	**1 003 321**
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	77.06%	99.95%	0.05%	0.11%
4. Approval for the Acquisition of the Company's own shares	**680 630 797**	**675 650 587**	**4 980 210**	**784 353**
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	77.05%	99.27%%	0.73%%	0.09%

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

Remarks by the Gold Fields Chair, Ms Cheryl Carolus, at the Gold Fields AGM on 20 August 2020:

"Good afternoon. As has become customary let me start by providing a brief summary of the key developments at Gold Fields not just for 2019 but for the year to date as well. 2020 has indeed been a year that we will not forget – both in our professional and in our personal capacities. The Covid-19 pandemic has forced us to live outside of our comfort zones and, for Gold Fields, to operate well outside its business-as-usual parameters.

I would like to pay tribute to how our 17,000 people have managed this crisis.

To date 1,443 of our workforce have been infected and, tragically, three colleagues have died as a result of Covid-19. We cannot name two of them, but our heartfelt condolences go out to their families and friends. I also want to express my condolences on the death of Josephat Zvaipa, COO of Galiano Gold, our partners at the Asanko gold mine.

Of the employees and contractors that have tested positive, 784 have recovered, in part due to the exceptional medical care and assistance provided by our facilities and support given by the mines as well as the public health institutions we work with.

The situation could have been worse had the company not acted swiftly to introduce a range of strategies and programmes to prevent our people getting infected, including strict adherence to all government protocols, sanitation, distancing, wearing of masks, travel restrictions and extensive educational campaigns for our workforce.

Our operations have also gone out of their way to assist communities and governments as they battle the pandemic. They have done so voluntarily by providing much-needed equipment, PPE and resources to hospitals and clinics, funded awareness campaigns on community radio stations and organised sanitation of public facilities, amongst many other initiatives. A number of our directors, managers and employees have also been donating in their personal capacity to funds and organisations that assist people who are directly impacted by the pandemic. I thank them for this.

All this and our employees have managed to keep our operations running relatively smoothly and profitably. As you would have seen from our interim results announcement this morning, the impact of the pandemic on production has been limited – we expect to be within 3% of our original production guidance for 2020. As a result of Covid-related costs, such as testing and site adjustments, and higher royalties due to the surging gold price, we have upped our cost guidance for the year, but marginally so. Amid the continued strong operating performance, and with the help of the strong gold price, our cash-inflow for the six months was a very healthy US$320m.

A positive development emerging from the current crisis is the strong focus on the health of our workers and our communities. We have always prioritised safety at our operations, but this crisis has reminded us to give equal attention to the health and wellness of our people. It's highly unlikely that measures such as social distancing will remain with us once the crisis is over, but what we will retain are the ability to test our workers, support them as they deal with occupational and non-occupational diseases and focus on their mental wellbeing.

The pandemic has also seen a surge in violence against women. Our Corporate Office and South Deep teams used Mandela Day to express their support and raise funds for organisations that seek to help victims of gender-based violence, a cause the Board and I personally whole-heartedly support. Turning to safety, tragically we had a fatal incident at South Deep in June this year. Abel Magajane, a shaft timberman, succumbed from injuries sustained in an underground accident. He leaves behind his wife and three children. His death follows that of Maria Ramela, also at South Deep, almost exactly a year earlier. We once again extend our heartfelt condolences to the families, friends and colleagues of Abel and Maria.

We firmly support our management team's efforts to reduce fatalities and serious injuries. I believe that our two key safety programmes – Courageous Safety Leadership and Vital Behaviours – are critical to achieving Zero Harm, together with strict adherence to and implementation of our stringent safety standards and rules.

In my Chair's Report in the latest Integrated Annual Report, I wrote that I considered 2019 the most successful in my tenure as Chairperson of Gold Fields. It was an exceptional year, during which the company's reinvestment strategy, which commenced in late 2016, came to fruition. The impact of the company's three-year, US$1bn investment programme, is significant. We essentially built two new mines – Gruyere in Australia and Damang in Ghana – bought 45% of the prospective Asanko mine in Ghana and have taken a greenfields project – Salares Norte in Chile – to a positive construction decision. There is also the continued investment in near-mine exploration at our Australian operations to secure their longevity.

I was privileged to attend the opening of Gruyere last year. It was heartening to see the efforts by our team at the mine to integrate the Indigenous people into the workforce and share the benefits of mining with the community.

Our portfolio's performance was also boosted by the progress made at South Deep. After a difficult 2018, in which we undertook a significant restructuring process, the mine has reported material and steady progress towards sustainable growth. These developments have been further entrenched during 2020, despite the impact of Covid-19.

Our portfolio is now in a strong position to maintain sustainable production of 2 million to 2.5 million ounces per year for the next 10 years and continue to generate cash sustainably into the foreseeable future. The cash already generated by our mines has not only enabled us to invest in the Company's future growth but also pay off debt and create significant value for our stakeholders. During 2019, Gold Fields' total value distribution to our stakeholders amounted to US$2.6bn in the form of payments to governments, capital providers, business suppliers and our workforce. Significantly, about a third of this value remained with our host communities.

My optimism about the future of the Company is not only based on its sound operational and financial performance, but also on its firm commitment to excellent environmental, social and governance systems and performance. During 2019 and 2020 to date, Gold Fields reported no serious environmental incidents. We are building on our successful forays into renewable energy at our Australian mines, particularly the microgrid at our Agnew mine. With almost 60% of the mines energy now coming from renewables, Agnew has become a landmark renewables project not only in Australia, but also for the global mining sector. As we expand the use of renewables to our other mines, together with our energy efficiency initiatives, this will make a significant contribution to reducing our energy costs, securing energy supplies and reducing our carbon footprint.

The Board is also working closely with management in ensuring that the governance and management of Gold Fields' 34 tailings facilities are monitored closely. This includes the implementation of the stringent Global Industry Standard on Tailings Management released this month.

We have made reasonable progress on improving the diversity of our workforce. Around 20% of our workforce and management are now female, half of whom work in core mining activities. We aim to improve on this as we seek to attract more women to our mines around the world and further entrench diversity among our workforce.

There have been no recent changes to the Board or Executive Committee of the Company. I am confident that we can maintain this stability and retain this team of dedicated, able women and men. Their experience, knowledge and commitment was undoubtedly a key reason for Gold Fields' success in 2019 and the way the company has managed the challenges of 2020. However, this does not absolve the Board from its critical duty to ensure succession for the most critical roles within the Company. Succession planning has moved up in the Board's agenda over recent years, and we are applying our minds to ensure continuity when key members of the executive retire or leave.

On this note, I would like to state that Nick Holland, after 24 years as executive director and 13 years as CEO, will retire from his position in September 2021. This is in line with the Company's retirement policy, as has been disclosed to shareholders regularly in the Company's Remuneration Report. A global search for a suitable replacement will commence soon.

I would like to end by thanking my fellow directors and Gold Fields' executive leadership team, along with the employees of this Company, for their dedication and commitment to the sustainability of our business.

Remarks by the Chair of the Gold Fields Social, Ethics and Transformation Committee, Dr Carmen Letton, at the Gold Fields AGM on 20 August 2020,

"Good afternoon, Shareholders and our Management Team

I want to start by echoing our Chairperson's praise for the strong commitment Gold Fields employees have shown in assisting each other, their communities and their governments during the current COVID-19 crisis.

These are very challenging times for all of us both personally and professionally. But it has also brought out the very best in our employees. They have not only ensured that our mines continue to run safely, profitably and sustainably, but that stakeholders, particularly our communities, receive the help they need to deal with this pandemic and the country crisis.

I would also like to express my sincere condolences to the relatives, friends and colleagues of those lost to COVID-19 or mining-related accidents. It remains the GFL Board and Management team's continual and determined focus to keep our people safe.

Before reviewing the Social, Ethics and Transformation Committee's recent work, it is worth reiterating its wide-ranging mandate built around our key stakeholders – our employees and contractors, communities, governments, shareholders and business partners. This mandate comprises:
 - Social and Economic Development;
 - Good corporate citizenship;
 - Strong environmental, health and safety custodianship, though oversight of this rests with the SHSD Committee;
 - Labour and employment practices;
 - Transformation;
 - Communication, reputation and branding; and
 - Risk oversight related to SET.

It is the responsibility and has been the focus of, this Committee to ensure that Gold Fields has sound relationships with our stakeholders through responsible business practices in line with industry-leading guidelines.

Strong stakeholder relationships are at the heart of Gold Fields activities and the Committee seeks to ensure that the company continues to engage with stakeholders. We discuss and negotiate key decisions, mitigate any adverse environmental and social impacts and, most critically, share the benefits of mining.

During 2019, Gold Fields generated revenue of almost US$2.6 billion, which was distributed to our key stakeholders as follows:
 - Our workforce: US$395 million;

- Our capital providers and shareholders: US$162 million;
- Governments, in the form of taxes and royalties: US$254 million;
- Our business partners: US$1.74 billion; and,
- Our communities in the form of Socio-Economic Development spending: US$22 million.

In the first half of 2020, total distributed revenue was US$1.3 billion and stakeholder distributions were maintained at 2019 levels.

In addition to our Socio-Economic Development spend, our operations supported host communities and governments through donations and other contributions during the current COVID-19 crisis. To date, our help for communities and governments to combat the pandemic has totalled almost US$2 million. Initiatives have included donations of medical and sanitisation equipment, food provisions to our most vulnerable, protective gear for our front line people and educational campaigns in the community. These contributions demonstrate the commitment of our mines to going beyond compliance in safeguarding the health and wellbeing of their communities.

Our investment in communities goes well beyond Socio-Economic Development spending and donations. Gold Fields seeks to help alleviate unemployment and create sustainable economies through our community employment and procurement programs. As at June 2020, some 53% of our workforce – that's 8,200 employees and contractors – lived in our host communities, while about 30% of total supplier spend was with local community enterprises.

Quantifying this impact across Gold Fields businesses shows that overall, almost 30% of the revenue we generate was distributed to our host communities. Now, our mine management teams have been incentivised to maintain and develop this level of support into the future.

Among the few positives to emerge from the COVID-19 pandemic is the development of a closer working relationship with host governments in supporting their health efforts, by providing facilities, resources and much-needed funding. Equally positive, governments have declared mining an essential service, which enables us to continue operating. We hope to extend this working relationship beyond the pandemic, in order to address issues holding back mining sector growth in the many countries in which we operate.

For many years, our CEO has spoken out for governments, trade unions and mining companies to enter a social compact to grow the total mining pie for the benefit of all stakeholders, rather than battle over slices of an ever-shrinking pie. This has been particularly evident amid the recent wave of resource nationalism in many mineral-rich nations. Agreements needed to boost the mining sector have not been forthcoming with most stakeholders pursuing their own self-interest. We hope that the Covid-19 crisis acts as a catalyst for this much needed dialogue.

Turning now to our People strategy. We continue to focus on building a more diverse and inclusive workforce, with particular emphasis on employing more women, residents from our host communities and, in South Africa, historically disadvantaged people. A diversity and inclusion strategy was approved by the Board last year. The strategy, in addition to increasing the attraction and retention of female employees, emphasises the importance of ensuring that all people are treated with dignity and respect. It focuses on workplace inclusiveness and diversity as well as workplace sustainability and accountability.

The Company's diversity and inclusiveness strategy sets out our people goals for the next five years. This will create a foundation for building a truly diversified and inclusive company, reflective of the societies in which we operate. This year, the management team is working with the regions to set up a global gender program, while supporting the increased representation of youth, Historically Disadvantaged South Africans, and Aboriginal and Torres Strait Islanders in Australia. Unconscious bias and diversity training has been rolled out across the Group to assist employees in understanding their biases and raise awareness. This strategy is "live" and each year we seek to improve and strengthen our approaches and goals.

In some of these areas, we are making good progress. Currently, women make up 20% of our global workforce, including in our core mining activities. Youth representation is approximately 30%, representation of Historically Disadvantaged South Africans at South Deep 72% and, as I reported earlier, 53% of our workforce live in our communities. Clearly, at the end of our 5-Year strategy we hope to have maintained or potentially raised these numbers markedly.

You may ask why the focus on our "youth" as an integral strategy foundation. The future of work, the workplace in general and mining in particular are changing – and changing at an unprecedented rate. As we progress towards the mine of the future, it is inevitable that we will rely increasingly on new entrants into the labour market who possess the technical and non-technical skills necessary to prosper at the digital edge. It also requires us to retrain, where possible, existing employees to succeed in an environment where automation, modernisation, mechanisation and digitisation are key. In the past six years, the company has invested almost US$90 million in targeted human resources development and training programs.

Now, just a few words on our increasing focus on Indigenous Peoples issues in Australia. Aboriginal and Torres Strait Islander peoples are key stakeholders at all our mines and we already have an excellent relationship and formal Native Title Agreement with the Yilka and Sullivan Edwards People at the Gruyere mine. We have also just embarked on a program to develop a similar framework to support and engage with the Tjwarl People, who hold native title rights and interests over a large area of the

Northern Gold Fields. This includes land on which the Agnew Mine and exploration tenure are located.

Gold Fields Australia is making good progress implementing its Reflect Reconciliation Action Plan that seeks to develop respectful relations and develop formal consultation processes. We want to create meaningful opportunities, such as employment and contracting, with Indigenous people.

In this context, heritage management at our mines is also critical, particularly in the wake of the Juukan Gorge incident on May 24 this year. Rio Tinto blasted an area of Juukan Gorge, in accordance with regulatory approvals. Still, it destroyed Aboriginal rock shelters thought to be about 46,000 years old. The incident has received extensive media coverage, with significant reputational damage to Rio Tinto and the broader Australian mining industry.

As a direct response to the Juukan Gorge incident, Gold Fields has undertaken a review of our own heritage management processes, including the legal approvals that each operation holds for the destruction of Aboriginal heritage sites. "Destruction" is the unfortunate word used in the formal legal framework in Australia. We are also following closely the Western Australian Government's efforts to refresh the existing Aboriginal heritage laws and will participate in the consultation process regarding the proposed new legislation.

Moving to our communications, reputation and branding efforts. In the past two years, Gold Fields has changed gears on this front in order to enhance stakeholder experience and improve people's daily lives. We have adopted and developed a range of social, professional and commercial media platforms. These support our employees, raise awareness of our support efforts and communicate with a much broader audience. This program has us very highly placed in terms of brand and recognition, with some 4.8 million impressions, 370,000 engagements with our content, and 300,000 followers of our publishing. The key purposes in all of our communications, reputation and branding efforts are:
 - Keeping our employees, their families and communities safe;
 - Keeping employees informed about what is happening in their company and specific countries;
 - Keeping our employees connected, energised, motivated and productive (which is especially important in our remote and on-mine workers);
 - Safeguarding our employee's mental health;
 - Keeping stakeholders informed; and
 - Informing our communities of initiatives and empowering them with that information.

Finally, I would like to talk briefly about the issue of artisanal and small-scale mining at and around our Damang and Tarkwa mines in Ghana. This issue poses a potential risk in a pre-election and high gold price environment. Although the number of these miners is small and we adopt a zero-tolerance approach to such property encroachment, we have revised our strategy to reflect a changing context with increasing gold price.

As part of this strategy we have intensified consultation with affected stakeholders, particularly traditional leaders, and intensified the creation of non-mining jobs to provide community members with alternative opportunities. Furthermore, we have updated our protection services strategies to better identify and manage the infiltration of these miners. In order to support Ghana's community mining program, we are ceding a portion of our Damang concession to the government. This is awaiting formal government approval.

In conclusion, I would like to express my deep personal appreciation and gratitude to my co-directors, our management team and all Gold Fields employees around the world. They have ensured that the Social, Ethics and Transformation Committee continues to meet its performance objectives, thereby contributing to the company's sustainability and success. Their passionate advocacy of social performance, ethical business and the transformation of our company is what underpins our success both today and into the future. Gold Fields shareholders have much to be proud of as part owners of this incredible company.

Chair's special mention:
For a number of years now, Gold Fields has supported Not-For-Profit organisations that help victims of gender-based and domestic violence. In 2020, the Board and Executive spoke out and put their names and faces to this cause. This advocacy from Gold Fields and these individuals promises to improve the plight of victims of gender-based and domestic violence wherever we are able to touch them with a bold and public statement that:
 - There is no place for domestic violence generally and that it is unacceptable in our community;
 - Everyone has the right to live free from harm and without fear of violence or abuse.
 - All victims need compassionate and highly responsive support; and
 - Help is here for those who are desperate and vulnerable.

There are many more examples of generosity and advocacy by teams and individuals in the group, too many for me to mention here. However, this act is an insight into the way in which the individuals in our company align with our values and the intent to "do the right thing". This lies at the core of our social, ethics and transformation mandate and the culture of Gold Fields."

20 August 2020
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 20 August 2020

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer